UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated February 8, 2018

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into
English)

Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share codes: SGL (JSE) and SBGL (NYSE)
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863



MARKET RELEASE

Competition authorities approve transaction with DRDGOLD Limited

Johannesburg, 8 February 2018: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) shareholders are referred to the announcement relating to the DRDGOLD transaction, released on 22 November 2017 ("Transaction Announcement") and unless otherwise indicated, capitalised words and terms contained in this announcement shall bear the same meanings ascribed thereto in the Transaction Announcement.

Sibanye-Stillwater is pleased to announce that it has received approval for the Transaction (including the call option) from the South African competition authorities in accordance with the Competition Act.

In terms of the Transaction Announcement, shareholders were advised of, inter alia, the Transaction in terms of which Sibanye-Stillwater is to exchange Selected Assets for c.265 million newly issued DRDGOLD shares and be granted a call option to subscribe for the Option Shares during the Option Period so as to attain a 50.1% shareholding in DRDGOLD.

The approval is subject to the following:

- should Sibanye-Stillwater elect to exercise the call option within a period of 24 months from the Approval Date (being the date on which the competition authorities issued the requisite clearance certificate), Sibanye-Stillwater shall inform the Commission of its decision within 20 (twenty) Business Days of exercising the call option

- should Sibanye-Stillwater elect to exercise the call option after a period of 24 months from the Approval Date, Sibanye-Stillwater shall notify the Commission of such exercise as a merger in terms of section 13A of the Competition Act (meaning that the competition authorities would consider the call option again)

The implementation of the Transaction remains both subject to, and conditional on, inter alia, the approval of the Transaction and passing of the required resolutions by DRDGOLD shareholders, of which the resolutions shall include a waiver of the obligation of Sibanye-Stillwater to make a mandatory offer to the remaining shareholders of DRDGOLD.

Sibanye-Stillwater shareholders will be advised in due course as to the fulfilment of all outstanding conditions precedent to the Transaction. It is anticipated that the outstanding conditions will be fulfilled in the second quarter of 2018.

Ends.

CONTACT

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Corporate Advisor: Qinisele Resources Proprietary Limited
South African Legal Advisor: Werksmans Attorneys

FORWARD LOOKING STATEMENTS

This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: February 8, 2018

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer